OMV

News Release

February 9, 2004
11.00am (UK time) – 12.00am (CET)

www.omv.com

OMV: New exploration license awarded in New Zealand

- **OMV to be operator in exploration project in the Taranaki Basin**
- **Supports further growth in the New Zealand region**

OMV, the leading oil and gas group in Central Europe, is expanding its activities in New Zealand. OMV New Zealand Ltd., a 100% subsidiary of OMV, has successfully bid for Block PEP 38485 (Block A) in the 2003 Taranaki Basin license round. The exploration area is located 70 kilometers off the coast of New Zealand's North Island. OMV has obtained a 33.3% stake and will be the operator in a joint venture with its partners Origin Energy Resources Ltd (33.3%) and Todd Petroleum Mining Company Ltd (33.3%). Comprehensive seismic surveys are planned over the next two years. The estimated exploration expenditures are expected to reach a total of approximately USD 300,000 (100%).

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production (E&P), commented: "This exploration license is a good addition to our portfolio in this core region, as it enables us to supplement our existing activities in the Maui and Pohokura gas fields in New Zealand." In addition, OMV is assessing the development of the Maari oilfield in the Taranaki Basin. "We are confident that we will be able to continue to grow over the medium and long term in this area."

At present OMV's activities in New Zealand include eleven participations. Among these is Pohokura, New Zealand's largest undeveloped gas field, where production is expected to begin in 2006. In conjunction with the Maui field, this puts OMV in the position of being able to make a significant contribution to New Zealand's energy supply. Currently the OMV Group produces around 15,000 boe/d (barrel oil equivalent per day) in Australia/New Zealand.

Notes to editors:
OMV in New Zealand/Australia: OMV has been active in New Zealand/Australia since 1999. The acquisition of the Australian exploration and production company Cultus by OMV in September 1999 was the first successful takeover in Australia, by an Austrian group. This gave OMV a strong basis for the sustained expansion of its E&P business on the continent. It currently has a stake in 17 exploration blocks (on and offshore) in Australia and New Zealand, serving as the operator in 10 of these. In New Zealand and Australia OMV presently has a daily production rate of about 15.000 boe from four fields – Cooper Basin, Jabiru Challis, Patricia Baleen and Maui.

– Ends –

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For further information, please contact:
OMV
Brigitte H. Juen, Investor Relations Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page: http://www.omv.com
Cubitt Consulting
Noga Villalón, London, Investors Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–December and Q4 2003** on March 9, 2004